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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dixon Ticonderoga Company

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

255860108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1(b)

        ☑ Rule 13d-1(c)

        ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

SIGNATURE
EXHIBITS

SCHEDULE 13G
CUSIP No. 255860108			Page 2 of 9

1.	Name of Reporting Person: Avocet Capital Management, L.P.		I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN/IA

SCHEDULE 13G
CUSIP No. 255860108			Page 3 of 9

1.	Name of Reporting Person: Avocet Investment Partners, L.P.		I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

SCHEDULE 13G
CUSIP No. 255860108			Page 4 of 9

1.	Name of Reporting Person: Blackpool Enterprises, LLC		I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: OO

SCHEDULE 13G
CUSIP No. 255860108			Page 5 of 9

1.	Name of Reporting Person: Raymond S. Ingelby		I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

SCHEDULE 13G
CUSIP No. 255860108	Page 6 of 9

Item 1(a)	Name of Issuer:

Dixon Ticonderoga Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

195 International Parkway Heathrow, Florida 32746

Item 2(a)	Names of Persons Filing:

Avocet Capital Management, L.P., a Delaware limited partnership (“ACM”); Blackpool Enterprises, LLC, a Delaware limited liability company (“LLC”); Raymond S. Ingelby, a citizen of the United Kingdom (“Ingelby”); and Avocet Investment Partners, L.P., a Delaware limited partnership (“AIP”) (collectively, the “Filers”).

ACM, LLC and Ingelby disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. AIP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Statement on behalf of AIP should not be construed as an admission that AIP is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

Item 2(b)	Addresses of Principal Business Offices:

The principal business office of the Filers is located at:
3109 E. Slaughter Lane West Austin, Texas 78748

Item 2(c)	Citizenship:

See Item 2(a). ACM is the investment adviser and the general partner of AIP. LLC is the general partner of ACM. Ingelby is the manager of LLC.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share (the “Stock”).

Item 2(e)	CUSIP Number:

255860108

SCHEDULE 13G
CUSIP No. 255860108	Page 7 of 9

Item 3	Status of Persons Filing:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

See Items 5-9 and 11 of the cover page for each Filer.

Item 5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6	Ownership of More than 5% on Behalf of Another Person:

The Filers include ACM, an investment adviser whose clients, including AIP, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 2(a) of this Statement.

SCHEDULE 13G
CUSIP No. 255860108	Page 8 of 9

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

The following certification is made by ACM, LLC and Ingelby:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by AIP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 255860108	Page 9 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005

AVOCET CAPITAL MANAGEMENT, L.P.

By:	Blackpool Enterprises, LLC, its general partner
By:	Raymond S. Ingelby, its manager

By:	/s/ James L. Boucherat

James L. Boucherat Attorney-in-Fact for Raymond S. Ingelby

AVOCET INVESTMENT PARTNERS, L.P.

By:	Avocet Capital Management, L.P., its general partner
By:	Blackpool Enterprises, LLC, its general partner
By:	Raymond S. Ingelby, its manager

By:	/s/ James L. Boucherat

James L. Boucherat Attorney-in-Fact for Raymond S. Ingelby

BLACKPOOL ENTERPRISES, LLC

By:	Raymond S. Ingelby, its manager

By:	/s/ James L. Boucherat

James L. Boucherat Attorney-in-Fact for Raymond S. Ingelby

RAYMOND S. INGELBY

By:	/s/ James L. Boucherat

James L. Boucherat Attorney-in-Fact for Raymond S. Ingelby

EXHIBITS

Exhibit A	Joint Filing Agreement, dated as of November 7, 2003, entered into by and among Avocet Capital Management, L.P., Avocet Investment Partners, L.P., Blackpool Enterprises, LLC and Raymond S. Ingelby (incorporated herein by reference to Exhibit A to Schedule 13G filed with the Securities and Exchange Commission on November 7, 2003).